82-4904

ICAP

04010274

1 March 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

SUPPL

Dear Sirs

ICAP plc
AVS No: 665887 and 531060

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

In addition, please find enclosed a Schedule 11 notification in respect of a declaration received pursuant to Section 199(2) of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Enc:

dlw 3/4

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 531060

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **INTERCAPITAL PRIVATE GROUP LIMITED**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **AS PER 2**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **AS PER 2**

5. Number of shares/amount of stock acquired -	6. Percentage of issued class -	7. Number of shares/amount of stock disposed **30,000**	8. Percentage of issued class **0.005%**

9. Class of security **ORDINARY SHARES OF 10P EACH**	10. Date of transaction **26.02.04**	11. Date company informed **27.02.04**
12. Total holding following this notification **6,319,570**	13. Total percentage holding of issued class following this notification **1.10%**	

14. Any additional information **SEE ATTACHED NOTIFICATION FROM INTERCAPITAL PRIVATE GROUP LIMITED**	15. Name of contact and telephone number for queries **KATHRYN DICKINSON 020 7000 5782**
16. Name and signature of authorised company official responsible for making this notification [signature] Date of notification **1 March 2004**	**KATHRYN DICKINSON DEPUTY COMPANY SECRETARY**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**

INTERCAPITAL

To: The Directors
ICAP plc
(the "Company")

26th February 2004

Dear Sirs

Notification concerning interests in shares

1 We, Intercapital Private Group Limited ("IPGL") of Park House, 16 Finsbury Circus, London EC2M 7PQ, being a shareholder of the Company, hereby give notice to the Company, pursuant to the provisions of Section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.

2 This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on us and Mr and Mrs Spencer (who are interested in 46.7 per cent. of the share capital of IPGL) by, the said Section and arising out of the transactions referred to in paragraph 3 below.

3 On 26th February 2004 pursuant to agreements with a number of minority shareholders in our subsidiary company Intercapital Brokerage Services Limited ("IBS"), we disposed of 30,000 ordinary shares of 10 pence each in the capital of the Company.

4 Immediately following the disposal referred to in paragraph 3 above, we and Mr and Mrs Spencer (in respect of their holding in IPGL only) had a notifiable interest (within the meaning of Section 199(2) of the Act), in 131,865,275 shares of 10 pence each in the capital of the Company, 6,319,570 of which being registered in our name and the balance of 125,545,705 being registered in the name of Incap Netherlands (Holdings) BV.

Yours faithfully

....
For and on behalf of
Intercapital Private Group Limited
Mr & Mrs M Spencer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO **665887**

All relevant boxes should be completed in block capital letters.

1. Name of company ICAP PLC	2. Name of director MR MICHAEL SPENCER
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest MR M SPENCER AND MRS SPENCER	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) INTERCAPITAL PRIVATE GROUP LTD 6,349,570 INCAP NETHERLANDS (HOLDINGS) BV 125,545,705 MICHAEL SPENCER 875,000 HELD IN TRUST FOR CHILDREN 50,000
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary TRANSFER OF SHARES

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed 30,000	10. Percentage of issued class 0.005%
11. Class of security ORDINARY SHARES of 10P	12. Price per share (NOT YET DETERMINED)	13. Date of transaction 26.02.04	14. Date company informed 27.02.04

15. Total holding following this notification INTERCAPITAL PRIVATE GROUP LTD 6,319,570 INCAP NETHERLANDS (HOLDINGS) BV 125,545,705 MICHAEL SPENCER 875,000 HELD IN TRUST FOR CHILDREN 50,000	16. Total percentage holding of issued class following this notification INTERCAPITAL PRIVATE GROUP LTD 1.10% INCAP NETHERLANDS (HOLDINGS) BV 21.77% MICHAEL SPENCER 0.15% HELD IN TRUST FOR CHILDREN 0.008%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information SEE ATTACHED APPENDIX	24. Name of contact and telephone number for queries KATHRYN DICKINSON 020 7000 5782

25. Name and signature of authorised company official responsible for making this notification KATHRYN DICKINSON DEPUTY COMPANY SECRETARY Date of notification 1 March 2004

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

APPENDIX

Intercapital Private Group Limited ("IGL") has arrangements in place whereby ICAP plc shares will be transferred to minority shareholders in IPGL's subsidiary, Intercapital Brokerage Services Limited. These transfers are pursuant to that arrangement. The arrangement dates back to the merger between Intercapital plc and Exco plc in 1998. The balance of the entitlement now amounts to 1,095,715 of ICAP representing 0.19% of the outstanding shares of the company.

Because Michael Spencer owns more than one third of the shares in Intercapital Private Group Limited, he is deemed by the Companies Act, 1985 to be interested in all the shares owned by it. His economic interest in ICAP plc is not altered by this transaction.

1 March 2004

FOR IMMEDIATE RELEASE

AVS NUMBER:

DATED 1 MARCH 2004

ICAP plc ("the Company")

Director's Shareholding

Following the maturity of an award, made under the United Business Media plc Senior Executive Equity Participation Plan, Charles Gregson acquired 2,495 related ICAP plc ordinary shares of 10p each on 27 February 2004 at no cost.

Charles Gregson is now interested in 186,670 ordinary shares of 10p each representing 0.032% of the issued share capital of the Company.

ENDS